SWISS MEDICA, INC.
                          53 Yonge Street, Third Floor
                        Toronto, Ontario, Canada M5E 1J3
                                 (416) 362-5775

                                 April 14, 2005

Securities and Exchange Commission                      VIA FACSIMILE AND EDGAR
450 Fifth Street, N.W.                                  (202) 942-9533
Mail Stop 0405
Judiciary Plaza
Washington, D.C. 20549-0405
Attn: Ms. Song P. Brandon


         Re: Swiss Medica, Inc.
             Request for Acceleration of Registration Statement on Form SB-2 File No. 333-122817

Dear Ms. Brandon:

      Swiss Medica, Inc. (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-122817), filed on February 14, 2005 and amended on April 6, 2005, to 5:00 p.m. on April 18, 2005, or as soon thereafter as is practicable.

      The Company acknowledges the following:

      (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (3) The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any questions or comments to Clayton E. Parker at (305) 539-3306 or Jacqueline G. Hodes at (305) 539-3387 of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company.

                                Sincerely,


                                /s/ Raghunath Kilambi
                                ---------------------------------------
                                Raghunath Kilambi
                                Chief Executive Officer